SCHEDULE A
Transactions in the Securities of the Issuer in the Last 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

JEFFREY E. EBERWEIN

1,267	$3.08	3/30/2026
3,733	$3.26	4/2/2026
200	$3.05	5/7/2026
2,300	$3.06	5/8/2026
2,697	$3.05	5/11/2026
2,303	$3.04	5/12/2026
2,500	$2.97	5/13/2026
20,588	$2.95	5/20/2026
5,721	$3.01	5/21/2026
3,691	$2.99	5/22/2026
8,400	$3.02	5/26/2026
1,600	$3.03	5/27/2026
5,000	$3.03	5/28/2026

1 The prices reported in this column are weighted average prices. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.